Peter Messineo Certified Public Accountant 1982 Otter Way Palm Harbor FL 34685 peter@cpa-ezxl.com T 727.421.6268 F 727.674.0511

Acknowledgement of the use of a report on unaudited interim financial information.

I have reviewed, in accordance with standards of the Public Company Accounting Oversight Board, the unaudited interim financial information of RJS Development, Inc., as of March 31, 2010 and 2009 and for the three month periods ended March 31, 2010 and 2009 and have issued a report thereon dated June 7, 2010. With respect to the Form S-1 of RJS Development, Inc., we acknowledge our awareness of the use therein of said report.  As indicated in such report, because I did not perform an audit, we expressed no opinion on that unaudited information.

/s/: Peter Messineo

Peter Messineo, CPA

Palm Harbor, Florida

July 7, 2010